1.  On April 21, 2004, The Bay City Capital Fund I, L.P. ("Fund I") distributed to its partners all of Fund I's interest in 973,807 shares of Common Stock of the Issuer, representing all of Fund I's holdings of the Issuer (the
"Distribution").  Fund I effected this distribution in connection with its
process of liquidation.   Fund I's limited partners are BCC Amalgamated, L.L.C.
and The Craves Group LLC, and its general partner is Bay City Capital Management
LLC, which is owned 50% by BCC Amalgamated, L.L.C. and 50% by The Craves Group
LLC.  The Distribution represents the distribution by Fund I of all its interest in the Common Stock of the Issuer, all of which Fund I received in connection with a distribution by BCC Acquisition II LLC ("BCC Acquisition"), which itself is in the process of liquidation. Fund I has 49.88% proportional interest in the profits and capital account of BCC Acquisition.
2. On April 7, 2003, BCC Acquisition entered into that certain First Amendment to Note Purchase Agreement, dated as of April 7, 2003 by and among the Issuer and certain others, as amended by that certain Limited Waiver and Amendment dated as of January 14, 2004 (together, the "Amended Purchase Agreement").  The
Amended Purchase Agreement amends the Note Purchase Agreement dated August 8,
1998  by and among the Issuer, BCC Acquisition and others, which has been previously reported.  Pursuant to the Amended Purchase Agreement, the Issuer has
issued to BCC Acquisition: (a) a $6,700,000 Convertible Senior Secured Fixed
Rate Note, and (b) as consideration therefor, a warrant to purchase up to
3,686,579.58 shares of Issuer Common Stock.  Fund I has a 49.88% proportional interest in the profits and capital account of BCC Acquisition.  The Reporting
Person disclaims beneficial ownership of the securities except to the extent of its pecuniary interest therein.